Butterfield Reports First Quarter 2019 Results and
Announces Agreement to Acquire ABN AMRO (Channel Islands) Limited

•	Net income of $52.1 million, or $0.96 per share;

•	Core net income[1] of $51.7 million, or $0.95 per share;

•	Return on average common equity of 23.7%; core return on average tangible common equity[1] of 25.6%;

•	Board declares a dividend for the quarter ended March 31, 2019 of $0.44 per share;

•	Completed integration and onboarding of clients and employees in Channel Islands from Deutsche Bank acquisition;

•	Announced agreement today to acquire ABN AMRO (Channel Islands) Limited from the ABN AMRO Group.

Hamilton, Bermuda - April 25, 2019: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the first quarter ended March 31, 2019.
Net income for the first quarter was $52.1 million or $0.96 per diluted common share, compared to $50.9 million or $0.92 per common share for the previous quarter and $44.2 million, or $0.79 per common share in the first quarter of 2018. First quarter core net income1 was $51.7 million, or $0.95 per diluted common share, compared to $51.1 million, or $0.92 per diluted common share, in the previous quarter and $45.0 million, or $0.81 per diluted common share, for the first quarter of 2018.
The core return on average tangible common equity1 for the first quarter of 2019 was 25.6%, broadly in line with previous quarters. The core efficiency ratio1 for the first quarter of 2019 was 60.1% compared with 61.5% in the previous quarter and 62.3% in the first quarter of 2018.
Commenting on the results, Michael Collins, Butterfield's Chairman and Chief Executive Officer, said: "The solid first quarter was underpinned by our capital efficient fee businesses, well positioned balance sheet and focused cost management. We are prepared to meet the challenges of the current interest rate environment through expense control and disciplined capital management. During this quarter, we also finished onboarding the remaining Deutsche Bank clients in the Channel Islands. While deposit balances have fluctuated, we have been pleased to see periods with overall balances in excess of $1 billion from this transaction.
“Today, we are also pleased to announce an agreement to acquire ABN AMRO (Channel Islands) Limited from the ABN AMRO Group.  This significant acquisition is a Channel Islands banking business similar to our existing banks in Guernsey, Jersey, Cayman and Bermuda. Acquiring ABN AMRO (Channel Islands) is a unique opportunity for Butterfield to grow accretively and gain market share in the Channel Islands. Butterfield's 161 year history in English Common Law jurisdictions, as well as our six acquisitions since 2014, have cemented our position as a leading offshore bank and trust company. In addition, this transaction diversifies our balance sheet and risk profile, from a geographic perspective, in a high quality market in which we have decades of experience."

More details about the acquisition have been provided in a separate press release and SEC filing also published this morning.

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures. 1

Net interest income (“NII”) for the first quarter of 2019 was $88.0 million, an increase of $0.6 million compared with NII of $87.4 million in the previous quarter and $79.9 million in the first quarter of 2018. The increase in NII in the first quarter of 2019 compared to the prior quarter was due to higher yields from securities and loans following the US Fed's rate increase in December.
Net interest margin (“NIM”) for the first quarter of 2019 was 3.31%, a decrease of 7 basis point from the NIM of 3.38% in the previous quarter and up 26 basis points from the NIM of 3.05% in the first quarter of 2018. NIM declined marginally in the first quarter of 2019 compared to the prior quarter due to late first quarter transitory deposit inflows, which were placed in short term cash and securities. In addition, new deposits from the Deutsche Bank transaction have increased net interest income, but represent lower margins, due to short behavioral maturity, higher deposit cost and currency mix of those customer deposits.
Non-interest income was $43.4 million for the first quarter of 2019, compared with $45.7 million in the previous quarter and $39.8 million in the first quarter of 2018. The decrease over the prior quarter was mostly attributable to lower banking fees, which tend to peak seasonally in the final quarter of the year, and to a lesser extent lower trust activity-based fees during this quarter.
Core non-interest expenses1 were $80.3 million in the first quarter of 2019, compared with $83.2 million in the previous quarter and $75.7 million in the first quarter of 2018. Lower expense levels in this quarter were favorably impacted by releases of unused bonus compensation and the timing of employee transfers from Deutsche Bank. This is likely to normalize in the short term with a full quarter impact of costs in the Channel Islands.
Average deposit balances in the first quarter of 2019 of $9.8 billion were up from $9.1 billion in the previous quarter and flat at $9.8 billion in the first quarter of 2018, driven by customer deposit balance increases in the Channel Islands, as well as some significant transitory Bermuda customer deposit inflows.
Capital Management
The current total capital ratio as at March 31, 2019 was 22.0% as calculated under Basel III, which became effective for reporting purposes beginning on January 1, 2016. As of December 31, 2018, the Bank reported its total capital ratio under Basel III at 22.4%. Both of these ratios are significantly above regulatory requirements applicable to the Bank.
The Board remains committed to a balanced capital return policy. The Board declared an interim dividend of $0.44 per common share to be paid on May 17, 2019 to shareholders of record on May 6, 2019. In addition to dividends, Butterfield currently has a Board-approved share repurchase authorization of up to 2.5 million common shares available for capital management. During the first quarter of 2019, Butterfield repurchased 1.1 million common shares. As of the end of March 2019, 1.1 million common shares remain for repurchase under the Bank's current 2018 share repurchase plan authorization.

ANALYSIS AND DISCUSSION OF FIRST QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	March 31, 2019	December 31, 2018	March 31, 2018
Non-interest income	43.4	45.7	39.8
Net interest income before provision for credit losses	88.0	87.4	79.9
Total net revenue before provision for credit losses and other gains (losses)	131.4	133.1	119.7
Provision for credit losses	—	1.7	1.9
Total other gains (losses)	1.8	(0.3)	0.4
Total net revenue	133.1	134.6	122.0
Non-interest expenses	(80.9)	(83.5)	(77.4)
Total net income before taxes	52.2	51.1	44.5
Income tax expense	(0.1)	(0.2)	(0.4)
Net income	52.1	50.9	44.2

Net earnings per share
Basic	0.97	0.93	0.80
Diluted	0.96	0.92	0.79

Per diluted share impact of other non-core items [1]	(0.01)	—	0.02
Core earnings per share on a fully diluted basis [1]	0.95	0.92	0.81

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	54,229	55,389	55,813

Key financial ratios
Return on common equity	23.7%	23.4%	21.8%
Core return on average tangible common equity [1]	25.6%	25.8%	24.3%
Return on average assets	1.9%	1.9%	1.6%
Net interest margin	3.31%	3.38%	3.05%
Core efficiency ratio [1]	60.1%	61.5%	62.3%

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

Balance Sheet	As at
(in $ millions)	March 31, 2019	December 31, 2018
Cash due from banks	2,601	2,054
Securities purchased under agreement to resell	72	27
Short-term investments	215	52
Investments in securities	4,393	4,255
Loans, net of allowance for credit losses	3,986	4,044
Premises, equipment and computer software	155	158
Goodwill and intangibles	74	75
Other assets	146	108
Total assets	11,643	10,773

Total deposits	10,294	9,452
Other liabilities	310	295
Long-term debt	143	143
Total liabilities	10,747	9,891
Common shareholders’ equity	896	882
Total shareholders' equity	896	882
Total liabilities and shareholders' equity	11,643	10,773

Key Balance Sheet Ratios:	March 31, 2019	December 31, 2018
Common equity tier 1 capital ratio	19.3%	19.6%
Tier 1 capital ratio	19.3%	19.6%
Total capital ratio	22.0%	22.4%
Leverage ratio	7.0%	7.6%
Risk-Weighted Assets (in $ millions)	4,341.5	4,321.4
Risk-Weighted Assets / Total Assets	37.3%	40.1%
Tangible common equity ratio	7.1%	7.5%
Non-accrual loans/gross loans	1.3%	1.2%
Non-performing assets/total assets	0.4%	0.4%
Total coverage ratio	46.5%	51.6%
Specific coverage ratio	29.6%	30.6%

QUARTER ENDED MARCH 31, 2019 COMPARED WITH THE QUARTER ENDED DECEMBER 31, 2018
Net Income
Net income for the quarter ended March 31, 2019 was $52.1 million, up $1.2 million from $50.9 million in the prior quarter.
The $1.2 million increase in net income in the quarter ended March 31, 2019 over the previous quarter was due principally to the following:

•
$3.8 million increase in interest income on deposits with banks due principally to higher volumes of deposits placed resulting from an increase in average customer deposits, as well as higher rates realized;

•
$2.0 million increase in total gain/losses due principally to gains realized on the sale of certain AFS securities in the first quarter of 2019, relative to losses incurred on similar sales in the previous quarter;

•
$1.0 million decrease in salaries and other employee benefits and non-service employee benefits due principally to a partial release of excess discretionary compensation and severance accrual recorded in the previous quarter;

•	$0.7 million decrease in property expenses related to a lease commitment in the Cayman Islands;

•	$0.9 million decrease in the remaining non-interest expense items, due principally to a reduction in marketing costs incurred on seasonal promotions in the previous quarter;
$2.9 million increase in interest expense on deposits due principally to higher volumes and rates of term deposits;

•	$1.7 million decrease in banking fees due principally to higher seasonal volumes of credit card transactions during the previous quarter; and

•	$1.2 million decrease in trust fees due to lower activity-based billings during the quarter than during the previous quarter.
Non-Core Items1
Non-core items resulted in gains, net of expenses, of $0.4 million in the quarter ended March 31, 2019, an increase of $0.6 million from net losses and expenses of $0.2 million in the prior quarter. Non-core items for the period comprised principally a non-core gain on liquidation of a previously written off security and acquisition related expenses.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

BALANCE SHEET COMMENTARY AT MARCH 31, 2019 COMPARED WITH DECEMBER 31, 2018
Total Assets
Total assets of the Bank were $11.6 billion at March 31, 2019, an increase of $0.9 billion from December 31, 2018. The Bank maintained a highly liquid position at March 31, 2019, with $7.3 billion of cash and demand deposits with banks, reverse repurchase agreements and short and long-term investments representing 62.5% of total assets, compared with 59.3% at December 31, 2018.
Loans Receivable
The loan portfolio totaled $4.0 billion at March 31, 2019, a decrease of $57.4 million, due to paydowns in corporate lending, partially offset by new residential loan origination in the Channel Islands and the UK.
Allowance for credit losses at March 31, 2019 totaled $25.0 million, a decrease of $0.1 million from year-end 2018. The movement was due to slightly lower general provisioning rates across several jurisdictions, which was partially offset by several new specific provisions.
The loan portfolio represented 34.2% of total assets at March 31, 2019 (December 31, 2018: 37.5%), while loans as a percentage of customer deposits decreased from 42.9% at year-end 2018 to 38.8% at March 31, 2019. The decrease in both percentages are due principally to an increase in customer deposits at March 31, 2019.
As of March 31, 2019, the Bank had gross non-accrual loans of $53.8 million, representing 1.3% of total gross loans, a slight increase from the $48.7 million, or 1.2%, of total loans at year-end 2018. Net non-accrual loans were $37.9 million, equivalent to 1.0% of net loans. Butterfield continues to engage pro-actively with clients who experience financial difficulty.
Other real estate owned (“OREO”) decreased by $0.7 million to $4.7 million for the first quarter ended March 31, 2019, primarily as a result of sales transactions completed in the quarter.
Investment in Securities
The investment portfolio was $4.4 billion at March 31, 2019, up $0.1 billion from December 31, 2018.
The investment portfolio was made up of high quality assets with 99.8% invested in A-or-better-rated securities. The investment yield increased slightly from the previous quarter to 3.1% as at March 31, 2019. Total net unrealized losses were $21.1 million, compared to $72.8 million at year-end 2018. The decrease in unrealized losses is attributable largely to a decrease in longer dated treasury rates during the first quarter of 2019.

Deposits
Average deposits were at $9.8 billion in the first quarter of 2019 compared to $9.1 billion in the fourth quarter of 2018. The cost of deposits increased 11 basis points from the previous quarter reflecting a relatively modest average customer rate increase compared to the market rate increase.

Average Balance Sheet2

	For the three months ended
	March 31, 2019			December 31, 2018			March 31, 2018
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	2,441.2	9.9	1.65	1,719.2	6.1	1.40	2,173.8	5.0	0.94
Investment in securities	4,295.6	32.5	3.07	4,415.1	32.0	2.87	4,574.6	28.6	2.54
Trading	1.0	—	—	1.0	—	—	1.0	—	—
Available-for-sale	2,180.9	15.5	2.87	2,310.9	15.6	2.67	3,121.5	17.3	2.25
Held-to-maturity	2,113.7	17.0	3.27	2,103.3	16.4	3.10	1,452.0	11.3	3.16
Loans	4,055.0	56.7	5.67	4,113.9	57.7	5.56	3,861.2	50.5	5.31
Commercial	1,280.2	19.5	6.16	1,371.1	20.5	5.94	1,221.5	16.6	5.52
Consumer	2,774.8	37.3	5.45	2,742.9	37.1	5.37	2,639.6	33.9	5.21
Interest earning assets	10,791.8	99.2	3.73	10,248.3	95.7	3.70	10,609.5	84.2	3.22
Other assets	348.3		—	329.5		—	325.4		—
Total assets	11,140.1	99.2	3.61	10,577.8	95.7	3.59	10,935.0	84.2	3.12
Liabilities
Deposits	7,634.8	(9.2)	(0.49)	6,946.5	(6.3)	(0.36)	7,411.3	(2.9)	(0.16)
Securities sold under agreement to repurchase	—	—	—	2.7	—	(2.33)	1.8	—	(1.96)
Long-term debt	143.3	(2.0)	(5.71)	143.3	(2.0)	(5.48)	117.0	(1.3)	(4.66)
Interest bearing liabilities	7,778.1	(11.2)	(0.58)	7,092.4	(8.3)	(0.46)	7,530.1	(4.3)	(0.23)
Non-interest bearing current accounts	2,154.3		—	2,186.2		—	2,366.3		—
Other liabilities	274.8		—	301.6		—	256.3		—
Total liabilities	10,207.2	(11.2)	(0.44)	9,580.2	(8.3)	(0.34)	10,152.7	(4.3)	(0.17)
Shareholders’ equity	932.9		—	997.6		—	782.3		—
Total liabilities and shareholders’ equity	11,140.1		—	10,577.8		—	10,935.0		—
Non‑interest‑bearing funds net of non‑interest earning assets (free balance)	3,013.7			3,155.9			3,079.5
Net interest margin		88.0	3.31		87.4	3.38		79.9	3.05
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $95.6 billion and $26.4 billion, respectively at March 31, 2019, while assets under management were $4.9 billion at March 31, 2019. This compares with $96.1 billion, $24.5 billion and $4.8 billion, respectively, at December 31, 2018.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	March 31, 2019	December 31, 2018	March 31, 2018
Net income to common shareholders	52.1	50.9	44.2
Non-core items
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)	(1.0)	—	(0.9)
Total non-core (gains) losses	(1.0)	—	(0.9)
Non-core expenses
Tax compliance review costs	—	0.1	0.1
Business acquisition costs	0.6	0.1	1.6
Total non-core expenses	0.6	0.2	1.7
Total non-core items	(0.4)	0.2	0.8
Core net income	51.7	51.1	45.0
Core net income attributable to common shareholders	51.7	51.1	45.0

Average common equity	893.4	862.3	820.7
Less: average goodwill and intangible assets	(74.9)	(75.6)	(68.4)
Average tangible common equity	818.5	786.7	752.3
Core earnings per share fully diluted	0.95	0.92	0.81
Return on common equity	23.7%	23.4%	21.8%
Core return on average tangible common equity	25.6%	25.8%	24.3%

Non-interest expenses	80.9	83.5	77.4
Less: non-core expenses	(0.6)	(0.2)	(1.7)
Less: amortization of intangibles	(1.3)	(1.3)	(1.1)
Core non-interest expenses before amortization of intangibles	79.0	81.9	74.6
Core revenue before other gains and losses and provision for credit losses	131.4	133.1	119.7
Core efficiency ratio	60.1%	61.5%	62.3%

Conference Call Information
Butterfield will host a conference call to discuss the Bank’s results on Thursday, April 25, 2019 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, the successful completion and integration of acquisitions (including the proposed acquisition of ABN AMRO (Channel Islands) Limited) or realization of the anticipated benefits of such acquisitions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at http://www.sec.gov. We have no obligation and do not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Mark Johnson
Investor Relations                 Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
Fax : (441) 295 1220                Fax: (441) 295 3878
E-mail: noah.fields@butterfieldgroup.com         E-mail: mark.johnson@butterfieldgroup.com